UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Aerohive Networks, Inc.

(Name of Subject Company)

Clover Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Extreme Networks, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

007786106

(Cusip Number of Class of Securities)

Katayoun (“Katy”) Motiey

Chief Administrative Officer, General Counsel and Corporate Secretary

6480 Via del Oro

San Jose, California 95119

(408) 579-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Tad Freese

Mark Bekheit

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$284,682,044.74	$34,503.46

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 57,385,708, the number of outstanding shares of Aerohive Networks, Inc. common stock, multiplied by $4.45, the offer price, (ii) 768,871, the number of shares of common stock issuable pursuant to outstanding and vested options with an exercise price less than the offer price of $4.45 per share, multiplied by $3.09, which is the offer price of $4.45 minus the weighted average exercise price for such options of $1.36 per share, (iii) 0, the number of shares of common stock issuable pursuant to outstanding and unvested options with an exercise price less than the offer price of $4.45 per share, (iv) 5,207,345 shares of common stock underlying restricted stock units, multiplied by the offer price of $4.45 per share and (v) 846,986, the number of shares of common stock underlying performance-based restricted stock units, multiplied by the offer price of $4.45 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 8, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,503.46	Filing Party: Extreme Networks, Inc. and Clover Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 12, 2019.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1.	Name of Reporting Person Extreme Networks, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,000 shares of Common Stock
	8.	Shared Voting Power -0- shares of Common Stock
	9.	Sole Dispositive Power 1,000 shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

1.	Name of Reporting Person Clover Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power -0- shares of Common Stock*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person CO

*	As a result of the termination of its corporate existence in connection with the merger, Clover Merger Sub, Inc. ceased to be the beneficial owner of any securities of Aerohive Networks, Inc.

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the United States Securities and Exchange Commission on July 12, 2019 by Clover Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Extreme Networks, Inc. (“Extreme”) and Extreme, a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (collectively, the “Shares”), of Aerohive Networks, Inc. (“Aerohive”), a Delaware corporation, at a price of $4.45 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

The Offer and withdrawal rights expired as scheduled at the end of day New York City time, on Thursday, August 8, 2019, and was not extended. The Depositary advised Extreme and the Purchaser that, as of such time, a total of 47,053,536 Shares were validly tendered in, and not properly withdrawn from, the Offer, representing approximately 81.14%% of the outstanding Shares (determined in accordance with the Merger Agreement). The number of Shares tendered in the Offer satisfies the Minimum Condition and all of the other conditions to the Offer have been satisfied. Accordingly, all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for purchase and will be paid for by the Purchaser.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), the Purchaser owned at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Aerohive. Accordingly, on August 9, 2019, Extreme and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than any Shares (i) that are owned by or held in the treasury of Aerohive, or owned by Extreme or any direct or indirect wholly-owned Subsidiaries of Extreme or Aerohive or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 DGCL, were automatically converted into the right to receive an amount in cash equal to $4.45 without interest and subject to any applicable withholding taxes.

Following the Merger, Extreme intends to cause the Shares to be delisted from the NYSE MKT and deregistered under the Exchange Act.

On August 9, 2019, Extreme issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xvii) hereto and is incorporated herein by reference.

Item 12

The Exhibit Index appearing after the signature page hereto is hereby amended and supplemented by adding the following:

(a)(5)(xvii)	Press release issued by Extreme Networks, Inc. announcing the expiration and results of the offer on August 9, 2019.

(b)(2)	Credit Agreement, dated as of August 9, 2019, by and among Bank of Montreal and BMO Capital Markets Corp. (and the other lenders party thereto) and Extreme Networks, Inc. (and certain of its affiliates).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2019

CLOVER MERGER SUB, INC.

By:	/s/ Katayoun (“Katy”) Motiey
Name: Katayoun (“Katy”) Motiey
Title: President and Chief Executive Officer

EXTREME NETWORKS, INC.

By:	/s/ Katayoun (“Katy”) Motiey
Name: Katayoun (“Katy”) Motiey
Title: Chief Administrative Officer, General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 12, 2019.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on July 12, 2019.*

(a)(5)(i)	Joint press release issued by Aerohive Networks, Inc. and Extreme Networks, Inc. announcing the signing of the Agreement and Plan of Merger on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(ii)	Presentation to investors on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(iii)	Transcript of portions of the conference call held by Extreme Networks, Inc. on June 26, 2019 and relating to the proposed acquisition of Aerohive Networks, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(iv)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(v)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(vi)	Letter to Extreme Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(vii)	Letter to Aerohive Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(viii)	Letter to Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(ix)	Letter to Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xi)	Extreme Networks, Inc. and Aerohive Networks, Inc. Customer Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xii)	Aerohive Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xiii)	Extreme Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xiv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Investor Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Partner Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

Index No.

(a)(5)(xvi)	Press release issued by Extreme Networks, Inc. announcing commencement of the Offer on July 12, 2019.*

(a)(5)(xvii)	Press release issued by Extreme Networks, Inc. announcing the expiration and results of the offer on August 9, 2019.

(b)(1)	Commitment Letter, dated June 26, 2019, by and between Bank of Montreal, BMO Capital Markets Corp. and Extreme Networks, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(b)(2)	Credit Agreement, dated as of August 9, 2019, by and among Bank of Montreal and BMO Capital Markets Corp. (and the other lenders party thereto) and Extreme Networks, Inc. (and certain of its affiliates).

(d)(1)	Agreement and Plan of Merger, dated June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc. and Aerohive Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(2)	Mutual Non-Disclosure Agreement, dated April 8, 2019 and effective April 1, 2019, by and between Extreme Networks, Inc. and Aerohive Networks, Inc.*

(d)(3)	Tender and Support Agreement, dated June 26, 2019, by and among Extreme Networks, Inc., Merger Sub, Inc., David K. Flynn, Frank Marshall, John Gordon Payne, Remo Canessa, Curt Evander Garner III, Conway “Todd” Rulon-Miller and Ingrid Burton (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(4)	Letter Agreement, dated June 1, 2019, by and between Aerohive Networks, Inc. and Extreme Networks, Inc.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed